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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           DESIGN WITHIN REACH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   250557105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Glenhill Advisors, LLC
                               598 Madison Avenue
                                   12th Floor
                            New York, New York 10022
                              Tel. (646) 432-0600

                                With a copy to:
                             Stephen P. Wink, Esq.
                                Cahill/Wink LLP
                                  5 Penn Plaza
                                   23rd Floor
                               New York, NY 10001
                                 (646) 378-2105
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 30, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 250557105               13D/A                        PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Glenhill Advisors, LLC
    13-4153005
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,121,598
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,121,598
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,121,598
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     14.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 250557105               13D/A                        PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Glenn J. Krevlin
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,121,598
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,121,598
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,121,598
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     14.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN,HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 250557105               13D/A                        PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Glenhill Capital Management, LLC
    13-4146739
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    2,121,598
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    2,121,598
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,121,598
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     14.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IA,HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 250557105               13D/A                        PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Glenhill Capital LP
    13-4149785
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    1,249,195
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    1,249,195
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,249,195
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1      SECURITY AND ISSUER

The class of equity to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Design Within Reach, Inc. (the "Company"), which has its principal executive offices at:

                   225 Bush Street, 20th Floor
                   San Francisco, CA 94104

ITEM 2      IDENTITY AND BACKGROUND

The names of the persons filing this statement are Glenhill Advisors, LLC, a Delaware limited liability company, Glenn J. Krevlin, a citizen of the United States, Glenhill Capital Management, LLC, a Delaware limited liability company, and Glenhill Capital LP, a Delaware limited partnership (each, a "Reporting Person").

Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital LP is engaged in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the Company, managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Company, and sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP, a security holder of the Company.

The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the 2,121,598 shares of Common Stock to which this Statement relates with investment capital held by the entities listed below as follows:

(a) Glenhill Capital LP acquired 1,365,389 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $6,464,221.87. On August 15, 2006, Glenhill Capital LP sold 2,383 shares of Common Stock on the open market and, on January 1, 2007, Glenhill Capital LP transferred 113,811 shares of Common Stock to Glenhill Capital Overseas Master Fund, LP, resulting in net holdings by Glenhill Capital LP of 1,249,195 shares of Common Stock.

(b) Glenhill Capital Overseas Master Fund, LP, acquired 584,611 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $2,767,749.74. On August 15, 2006, Glenhill Capital Overseas Master Fund, LP sold 1,019 shares of Common Stock on the open market and, on January 1, 2007, Glenhill Capital LP transferred 113,811 shares of Common Stock to Glenhill Capital Overseas Master Fund, LP, resulting in net holdings by Glenhill Capital Overseas Master Fund,LP of 697,403 shares of Common Stock.

(c) Glenhill Concentrated Long Master Fund LLC acquired 550,000 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $2,603,889.43. On May 30, 2007, Glenhill Concentrated Long Master Fund LLC sold 375,000 shares of Common Stock on the open market, resulting in net holdings by Glenhill Concentrated Long Master Fund LLC of 175,000 shares of Common Stock.

The above amounts of total consideration include any commissions incurred in making of the investments. The source of these funds was the investment capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4      PURPOSE OF TRANSACTION

All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company's business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Company regarding the matters described in subparagraphs (a) through (j) above.

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on May 30, 2007, Glenn J. Krevlin, Glenhill Advisors, LLC, and Glenhill Capital Management, LLC were the beneficial owners of 2,121,598 shares of Common Stock, which constitute in the aggregate 14.7% of the outstanding shares of Common Stock of the Company based on 14,417,654 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2007 filed by the Company.

As of the close of business on May 30, 2007, Glenhill Capital LP was the beneficial owner of 1,249,195 shares of Common Stock, which constitute in the aggregate 8.7% of the outstanding shares of Common Stock of the Company based on 14,417,654 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2007 filed by the Company.

As of the close of business on May 30, 2007, Glenhill Capital Overseas Master Fund, LP and Glenhill Concentrated Long Master Fund, LLC were the beneficial owners of 697,403 and 175,000 shares of Common Stock, respectively, which, individually, constitute less than 5% of the outstanding shares of Common Stock of the Company based on 14,417,654 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2007 filed by the Company.

(b) Each of Glenn J. Krevlin and Glenhill Advisors, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

Each of Glenhill Capital Management, LLC and Glenhill Capital LP has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above. Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.

(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

ENTITY                      TRADE DATE     ACTIVITY    QUANTITY    AVERAGE PRICE
------                      ----------     --------    --------    -------------
Glenhill Concentrated
Long Master Fund, LLC        05/30/07        SELL      375,000         6.5

(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

(e)      Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  June 1, 2007

                                        GLENHILL ADVISORS, LLC


                                        By: /s/ GLENN J. KREVLIN
                                            ------------------------------------
                                            Name:    Glenn J. Krevlin
                                            Title:   Managing Member


                                            /s/ GLENN J. KREVLIN
                                            ------------------------------------
                                            Name:    Glenn J. Krevlin


                                        GLENHILL CAPITAL MANAGEMENT, LLC

                                        By: GLENHILL ADVISORS, LLC
                                            ------------------------------------
                                            Managing Member


                                        By: /s/ GLENN J. KREVLIN
                                            ------------------------------------
                                            Name:    Glenn J. Krevlin
                                            Title:   Managing Member


                                        GLENHILL CAPITAL, LP

                                        By: GLENHILL CAPITAL MANAGEMENT, LLC
                                            ------------------------------------
                                            General Partner


                                        By: GLENHILL ADVISORS, LLC
                                            ------------------------------------
                                            Managing Member


                                        By: /s/ GLENN J. KREVLIN
                                            ------------------------------------
                                            Name:    Glenn J. Krevlin
                                            Title:   Managing Member